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Filed by NorthPoint Communications Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: NorthPoint Communications Group, Inc.
Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS PLACED ON THE WEBSITE OF NORTHPOINT COMMUNICATIONS GROUP, INC. BEGINNING ON AUGUST 12, 2000:

Q: I heard that employees who stay with NorthPoint beyond the merger will receive a monetary bonus in addition to the annual STIP. Is this true?

A: CEO Liz Fetter mentioned in some of her employee "brown bag" sessions on the merger that there will be an incentive bonus for employees who remain with NorthPoint until the merger closes. However, the details are still being worked out and will not be announced until the end of September.

Q: It doesn't appear that any steps are being taken to encourage employees to stay with the company such as re-priced stock options or retention bonuses. Certainly very few employees are near making money on existing stock options, and in the Bay Area job market there are far too many other opportunities with better prospects of making money fast. What is being done to prevent the loss of NorthPoint's employees?

A: An incentive bonus is being planned for employees who remain with NorthPoint until the merger closes since employees are essential to the success of the new NorthPoint. Your concerns are uppermost in the minds of NorthPoint's management team and are being considered as they work out the details of that program, which will be announced in late September.

Q: With the merger comes increased work for those of us in financial operations.
   We are already suffering from the hiring freeze. How many of the 1,500 Verizon employees are financial operations types? If none, will the freeze be lifted to allow the groups to "scale" to handle the increased work?

A: Currently, there is not a hiring freeze in Finance, which is below the authorized headcount. Job requisitions have been posted and management has been interviewing candidates, but there is a critical shortage of qualified candidates in the job market today, and some of our job postings have been open for over six months. As far as the number of Finance employees who will be part of the transition from Verizon, it is too early to tell, but most certainly we will assess the number of resources required to support the size and scale of the new company and we would adjust our budget levels appropriately. More importantly, we have a few major system cutovers in the short term that should help productivity and reduce the amount of manual processing, e.g., PeopleSoft and TEOCO. If you would like to discuss this issue in more detail, you are encouraged to talk with your direct manager.

Q: If NorthPoint meets its Q4 goals, are we still going to receive the STIP award aside from the "bonus" that we're supposed to be receiving from the merger at the beginning of Q1 of 2001?

A: Yes, employees will receive their STIP (Short-Term Incentive Pay) award in addition to the planned incentive bonus for those who remain through the close of the merger. More specific information about the STIP will be provided in the coming weeks.

Q: NorthPoint currently has more than 1,500 employees (if the employee count in the directory is accurate, there are around 1,900 of us). Is 1,500 a firm figure as far as the number of employees each company will bring to the merger. If so, how will that affect the current staffing and future hiring?
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A: We don't yet have an exact count of the number of Verizon employees who will be coming to NorthPoint, but it is very close to 1,500. Very few of those jobs are likely to overlap with NorthPoint jobs, and since the new NorthPoint is expected to be a healthy and growing company, it is very likely that additional hiring will be required.

Q: The message boards say that anyone who purchases NPNT stock from now until the merger will get the $2.50 payout on their owned stock after the merger. Does that mean that I can buy 1,000 shares next month and retain them until the merger, and get the $2.50 payout?

A: Yes, if you buy shares prior to the closing of the merger, you will receive a cash payment of approximately $2.50 for each share you own on the date the merger closes. In order to receive the cash payment, a stockholder must own his/her shares on the merger closing date.

Q: Must the stock be held in the form of a certificate or can it be held by the broker to receive the dividend?

A: If you are a stockholder, whether you hold the certificate yourself or it is held for you by a broker, you will receive the cash payment for each share held by you at the time of the merger closing.

Q: I understand that NorthPoint's headquarters will remain in San Francisco after the merger, but where else will we have major locations?

A: Since most of the Verizon DSL people are located on the East Coast, in Texas and California, those will become major NorthPoint sites once the merger is complete.

Q: When the merger finally takes place early next year, my concern is that with Verizon having a 55 percent interest in NorthPoint, will my Field Ops job go to a Verizon employee who may already be working in the Field Ops division of Verizon?

A: We are not expecting many cases of redundant jobs between the two companies.
   At this stage, the transition team that will make policy decisions is still forming. For this reason, the policy decision about overlapping jobs will not be made for several months.

Q: Will the merger team consist of senior management only, or will there be representatives from other levels in the company?

A: The transition team will consist of only a few people in total, all from various levels of management.

Q: Do you foresee the creation or absorption of a second NOC (network operations center) in the east due to the doubling of our size?

A: Part of the transition planning is to determine how NorthPoint should be organized as it becomes a bigger company, including whether additional NOCs are needed. However, specific decisions about additional NOCs have not yet been made.

NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.